ASX ANNOUNCEMENT
(ASX: WPL)

THURSDAY, 26 OCTOBER 2006
3:35PM (WST)



WOODSIDE

MEDIA
ROGER MARTIN
W: + 61 8 9348 4591
M: + 61 413 018 674
E: roger.martin@woodside.com.au

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

WOODSIDE SUBSIDIARY SETS FINAL DATE FOR EXPIRATION OF ITS TENDER OFFER FOR ENERGY PARTNERS

ATS Inc., a subsidiary of Woodside Petroleum Ltd., has extended its all cash tender offer for the shares of Energy Partners, Ltd to 17 November 2006.

Attached is a media release issued by ATS.


06018204

News Release

ATS Sets Final Date For Expiration of Its Tender Offer and Plans to Move Forward With Consent Solicitation to Remove EPL Board

- *ATS sets $23.00 as its tender offer price – price will no longer be subject to an increase based upon the termination fee litigation outcome*
- *EPL stockholders have just three more weeks to tender into the offer*

Covington, Louisiana, October 26, 2006— ATS, a subsidiary of Woodside Petroleum Ltd. (ASX: WPL), Australia's largest publicly listed oil and gas company has extended its all cash tender offer of $23.00 per share for each share of common stock of Energy Partners, Ltd. (NYSE: EPL) to 11:59 p.m. (New York City Time) on November 17, 2006. ATS also announced that this extension is the final deadline for EPL stockholders to accept its offer and that ATS does not intend to further extend beyond this deadline. As a result, EPL stockholders have just three more weeks to tender into the offer.

ATS reports that it has fixed the tender offer at $23.00 per share after electing to discontinue legal action against EPL which, if successful, would have increased the offer to up to $24.00 per share.

ATS ceased its legal action challenging the termination-related fees paid by EPL in relation to its failed merger with Stone Energy because it became clear that its claims would not be resolved on a timely basis. EPL argued against the expedition of this litigation and the Delaware Court of Chancery determined not to set an expedited trial date. ATS believes that EPL's actions resisting expedition demonstrate that it clearly had no interest in recapturing for its stockholders the excessive termination fees paid by EPL in connection with its terminated merger agreement with Stone Energy Corporation.

ATS still intends to commence its consent solicitation to remove the current members of the EPL board and replace them with persons nominated by ATS. The consent solicitation is intended to facilitate the success of the ATS offer by putting into place a board of directors that ATS believes will be more receptive to the offer, and who will remove the poison pill adopted by the current EPL board in response to the ATS offer.

ATS President Mark Chatterji said: "The current board elected to take the company into a merger with Stone Energy Company which it later said was not in the best interests of stockholders, and in the process handed over more than $50 million – around $1.34 per share – in termination fees it should never have had to pay. This is just one of the recent decisions by the company's board which appears to have reduced EPL's financial resources without any discernible return to its stockholders.

"EPL stockholders have just three more weeks to make a decision. They have a choice between accepting the ATS offer of $23.00 per share in cash for their securities, or accepting the risk of sticking with a company run by a board whose recent actions have not been in the best interests of the EPL stockholders"

"EPL stockholders must remember that their shares were trading at $18.40 on the last trading day before ATS announced this tender, significantly less than the $23.00 per share ATS is offering.

"ATS has chosen to maintain its $23.00 per share offer despite the fact that the average monthly futures price for WTI oil for 2007 has fallen by 16% and the average monthly futures price for Henry Hub natural gas for 2007 has fallen by 17% since our offer was announced on 28 August. Moreover, despite the fact that more than eight weeks have passed since we first announced our